Exhibit 99.1

News Release
For immediate release Calgary, Alberta June 16, 2010 TSX: OPC

OPTI Canada Inc. Responds to Media Reports

OPTI Canada Inc. (OPTI or the Company) responds to comments erroneously attributed to Mr. Christopher Slubicki, President and Chief Executive Officer, regarding the Company’s strategic alternatives review. OPTI confirms that its Board of Directors continues to move forward in its process to explore strategic alternatives for enhancing shareholder value.

The strategic alternatives may include capital market opportunities, restructuring the current credit facility, asset divestitures, and/or a corporate sale, merger or other business combination. The ultimate objective of carrying out this review is to determine which alternative(s) might result in superior value for OPTI shareholders.

OPTI does not intend to disclose developments with respect to the strategic review process unless and until its Board of Directors has approved a definitive transaction or strategic option. There can be no assurance that any transaction will occur, or if a transaction is undertaken, as to its terms or timing.

Any announcements regarding the strategic alternatives review will be disclosed in accordance with all applicable legal and regulatory requirements.

ABOUT OPTI

OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary OrCrude™ process. Our first project, Phase 1 of Long Lake, consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses the OrCrude™ process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

1/2

For more information contact:

Krista Ostapovich Investor Relations (403) 218-4705	OPTI Canada Inc. Suite 2100, 555 – 4th Ave. S.W. Calgary, Alberta, Canada T2P 3E7

2/2